

Mail Stop 3030

September 27, 2016

Via E-mail
David Lyle
Senior Vice President and Chief Financial Officer
Maxwell Technologies, Inc.
3888 Calle Fortunado
San Diego, California 92123

> **Re: Maxwell Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 17, 2016**
> **File No. 001-15477**

Dear Mr. Lyle:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

1.   Please revise future filings to quantify the extent of contribution of each of two or more factors as necessary to understand material changes in your revenues. Refer to Item 303(a)(3)(iii) and Instruction 4 to Item 303(a) in Regulation S-K and Release 33-6835.

Item 8. Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Warranty Obligation, page 55

2.   In future filings please provide a tabular reconciliation of the changes in your aggregate product warranty liability for the reporting periods to comply with the disclosure requirements of ASC 460-10-50-8(c).

Business Enterprise Information, page 59

3.   In future filings please disclose the basis for attributing revenues from external customers to individual countries. Refer to ASC 280-10-50-41(a).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Dennis Hult at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant
                                        Office of Electronics and Machinery